PRESS RELEASE
CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE November 16, 2009

CANADIAN ZINC REPORTS THIRD QUARTER 2009 RESULTS

Vancouver, British Columbia, November 16, 2009 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) (the “Company” or “Canadian Zinc”) announces its financial results for the quarter ended September 30, 2009. This press release should be read in conjunction with the unaudited financial statements and notes thereto for the period ended September 30, 2009, and management’s discussion & analysis (“MD&A”) for the period ended September 30, 2009 available on SEDAR at www.sedar.com.

As at September 30, 2009, the Company had cash and cash equivalents of $6.711 million, short term investments of $4.891 million and marketable securities of $525,000 (for a total of $12.127 million). The Company also had a positive working capital balance of $11.762 million.

For the quarter ended September 30, 2009, the Company reported a net loss of $2.416 million compared to a loss of $1.672 million for the three months ended September 30, 2008. For the nine months ended September 30, 2009, the Company reported a net loss of $3.435 million compared to $3.153 million in the equivalent 2008 period. The increased loss in 2009 was primarily attributable to expenses related to the American Eagle Tuvatu Gold Project in Fiji, which expenses were not incurred in 2008.

Prairie Creek Operations Update

Canadian Zinc’s primary focus for 2009 has been to move forward in the permitting process for the operating permits for the Prairie Creek Mine.

The Prairie Creek site re-opened in mid May 2009 and the main focus of summer work has been an ongoing program of rehabilitating the winter road which connects the Prairie Creek Mine site to the Liard Highway. This program involved drilling and blasting to widen the road in the proximity of Prairie Creek. In addition, the Company continued to carry out studies as part of the ongoing Environmental Assessment process and performed a number of projects at Prairie Creek that will be included in the Developer’s Assessment Report to be filed with the Mackenzie Valley Environmental Impact Review Board (“MVEIRB” or “Review Board”). These studies/programs have included mine site water management, groundwater analysis, air-monitoring, rare plant/wildlife analysis, archaeological surveys, geotechnical assessments, road analysis and terrain assessments.

In addition, there has been follow-up with local communities on the previously signed Memoranda of Understanding which included preliminary discussions regarding Impact Benefits Agreements.

In May 2008, the Company applied to the Mackenzie Valley Land and Water Board (“MVLWB”) for a Type “A” Water Licence and three Type “A” Land Use Permits (“LUPs”); one for the operation of the Prairie Creek Mine and the other two for Transfer Facilities along the road.  A detailed Project Description Report (“PDR”) was filed with the MVLWB as part of the permit applications.  In September 2008, the MVLWB referred the applications to the Review Board for Environmental Assessment (“EA”).

An EA is the next stage in the regulatory process following preliminary screening by the MVLWB. The initial phase of the EA consisted of community scoping sessions and written hearings, submissions and rulings to determine the scope of the Terms of Reference for the EA. The Review Board issued the Draft Terms of Reference and a Draft Work Plan in May 2009 and the final Terms of Reference and Work Plan were issued by the Review Board on June 26, 2009.

The Company is in the process of preparing the Developer’s Assessment Report to be submitted to the Review Board later this year. The Review Board has indicated that it anticipates concluding its Report of Environmental Assessment by October 2010.

Vatukoula Gold Mines Plc

Canadian Zinc now holds a total of 628,669,022 ordinary shares, or approximately 17% of the issued share capital of Vatukoula Gold Mines plc (“VGM”). VGM is a UK company, listed on the AIM Market of the London Stock Exchange, which currently owns and operates the Vatukoula Gold Mine located in Fiji. Two nominees of Canadian Zinc have been appointed to the Board of VGM.

The Vatukoula Gold Mine has an operational history of over 70 years during which time it is reported to have produced some seven million ounces of gold and over two million ounces of silver from the treatment of around 22.5 million tonnes of ore. Production at the mine was suspended by the previous owners in 2006. VGM acquired the mine in April 2008 and since then has restarted operations.

Current planning is to restore mine operations to a rate of 110,000 ounces per year. VGM has reported that the Mine has a Proven and Probable Reserve of 858,000 ounces of gold and a Measured, Indicated and Inferred resource of 5.15 million ounces of gold. (These reserve and resource figures were prepared in March 2008 in accordance with the JORC reporting standards and are not in compliance with National Instrument 43-101).

For the quarter ended August 31, 2009 VGM reported that underground mine production at its Vatukoula Gold Mine was 43,705 tonnes compared to 54,618 tonnes in the previous quarter. Gold production for the quarter was 6,722 ounces compared to 8,711 ounces in the previous quarter.

Underground ore production for the quarter decreased to 43,705 tonnes, with an average mine grade of 7.49 grams of gold per tonne. This decrease can be attributed to delayed delivery of underground mining equipment which subsequently constrained the underground development rates and access to the ore.

The Vatukoula Treatment Plant continued to operate satisfactorily, with current gold recoveries at 84%, which is consistent with historic gold recoveries at Vatukoula. The tonnage milled has decreased as a result of the lower feed from the mining operations. The oxide circuit started production in July 2009 and has operated at a rate of 650 tonnes per day. The average grade of material delivered has averaged 1.79 grams gold per tonne with recoveries of 86% in the Mill.

On October 22, 2009 VGM completed a financing of approximately £9 million before expenses through the placing of 750,000,000 ordinary shares at a price of 1.2p per share.  Canadian Zinc subscribed for 125,000,000 shares at a cost of £1.5 million (Cdn$2.553 million).

The net placing proceeds of £8.65 million will be used to assist VGM in increasing its pro rata gold production to an annual rate of 100,000 ounces by the beginning of the 2011 calendar year. This is expected to be achieved via an increased underground capital development program, allowing access to increased mining faces, increasing both the capacity of tonnage delivered from underground and an increase in delivered grade to the mill.

Subject to the delivery of underground mobile equipment, VGM believes that it has the resources available to achieve a targeted rate of in excess of 100,000 ounces of gold per annum by the beginning of the calendar year 2011.

The development program requires general capital expenditure both underground, at the power generating facility and at the mill. The primary expense is on 13 pieces of underground haulage equipment of which 12 have now been ordered and five have been delivered. The capital development program will also be supplemented by an underground surface drilling program which will allow the development program to focus on higher grade ore bodies and optimize mine planning and mining techniques.

Detailed mine planning has budgeted for the build up of gold production over this coming year, which, when supplemented with oxide production, results in a targeted production of 60,000 ounces of gold for the year ending August 2010.

While VGM is confident of reaching its stated objectives there can be no guarantee that they will be achieved.

For further information on VGM see the company’s website: www.vatukoulagoldmines.com

Risks and Uncertainties:

This press release should be read in conjunction with the unaudited financial statements and notes thereto and management’s discussion & analysis (“MD&A”) for the period ended September 30, 2009, available on SEDAR at www.sedar.com.

The Company’s business and results of operations are subject to numerous risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

Investors are urged to review the discussion of risk factors associated with the Company’s business set out in the Company’s Annual Information Form for the year ended December 31, 2008, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com).  The risks and uncertainties, as summarized in the Company’s MD&A and in other Canadian and U.S. filings, are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that are currently deemed to be immaterial, also may materially adversely affect the Company’s business, financial condition and/or operating results.

Alan Taylor, P.Geo., Chief Operating Officer, Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the Company’s exploration program, and is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

Cautionary Statement - Forward Looking Information
This press release contains certain forward-looking information, including, among other things, estimates relating to production volumes at the Vatukoula Gold Mine and the advancement of mineral exploration and development properties.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future production at the Vatukoula Gold Mine, the timing and availability of capital equipment, the issue of permits,  the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors
The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com